SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[January 12, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

SIGNATURES

Date     January 12, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to supply fiberboard production line to Greece

(Helsinki, Finland, January 12, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Panelboard will upgrade and deliver equipment for Alfa Wood – Pindos SA’s fiberboard production line in Greece. The order is included in the order backlog of Metso Panelboard for the fourth quarter of 2004. The delivery will take place during the spring and summer of 2005. The start-up of the upgraded fiberboard production line is scheduled for September 2005. The value of the order is not disclosed.

Metso Panelboard’s delivery includes an upgrade of existing production equipment, as well as equipment and engineering services for a debarking line, a new press line, a pre-press and press equipment, a forming line and press outfeed including in-line format saws. As part of the upgrade of the production line, the existing production control system will be replaced by a modern automation system. The delivery also includes a highly advanced measuring and optimization system for continuous in-line measuring of fiberboard production.

The equipment, which will use softwood as the main raw material, will be installed at Alfa Wood – Pindos SA’s plant at Grevena, Greece. At full operation, the production capacity will be increased to approximately 300 cubic meters of panels/day. The panel qualities to be produced are medium density fiberboard (MDF) and light/ultra light MDF. The production line at Grevena was originally delivered by Metso in late 1980’s to the former owner, Pindos SA.

Alfa Wood – Pindos SA is a private Greek company established in the furniture business. Alfa Wood – Pindos SA has production units for veneering, lamination, furniture and particleboard, as well as sawmills in Greece and Bulgaria.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 23,000 employees in over 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Thomas Olofsson, Vice President and General Manager, Fiberboard Division, Metso Panelboard, tel. +46 60 16 50 92, e-mail thomas.olofsson@metso.com

Åke Sundbergh, General Manager, Marketing and Sales, Fiberboard Division, Metso Panelboard, tel. +46 60 16 54 53, e-mail ake.sundbergh@metso.com

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253, e-mail: eeva.makela@metso.com

or

Helena Aatinen, Senior Vice President, Corporate Communications and Stakeholder Relations, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.